1933 Act File No. 033-31602

1940 Act File No. 811-05950

As Filed with the U.S. Securities and Exchange Commission on June 1, 2026

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 273	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 275	☒

Federated Hermes Money Market Obligations Trust

(Exact name of Registrant as Specified in Charter)

Federated Hermes Funds
4000 Ericsson Drive

Warrendale, PA 15086-7561

(Address of Principal Executive Offices)

(412) 288-1900

(Registrant’s Telephone Number, including Area Code)

Peter J. Germain, Esquire
1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box):

☒	immediately upon filing pursuant to paragraph (b)
☐	On __________ pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)(1)
☐	On __________ pursuant to paragraph (a)(1)
☐	75 days after filing pursuant to paragraph (a)(2)
☐	On __________ pursuant to paragraph (a)(2) of Rule 485
If appropriate, check the following:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The purpose of this Post-Effective Amendment No. 273 to the Registration Statement of the Registrant on Form N-1A (File Nos. 33-31602. and 811-5950) is to file Exhibit 28 (h) (2) (b) Conformed copy of the Transfer Agency Services Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc., dated June 1, 2026.

This Post-Effective Amendment No. 273 consists of the following:

Facing Sheet

Parts A and B of Post-Effective Amendment No. 272 filed on March 5, 2026, on Form N-1A (File Nos. 33-31602 and 811-05950) herein incorporated by reference.

Part C --- Other Information

Exhibit 28 (h) (2) (b) Conformed copy of the Transfer Agency Services Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc., dated June 1, 2026.

Signature Page

Item 28. Exhibits

(a)	Declaration of Trust
Conformed copy of Amended and Restated Declaration of Trust of the Registrant dated November 11, 2015, including Amendments, as filed via EDGAR on March 5, 2026, in Post-Effective Amendment No. 272 on Form N-1A (File Nos. 33-31602 and 811-5950)

(b)	By-Laws
Conformed Copy of Amended and Restated By-Laws of the Registrant dated November 11, 2015, as filed via EDGAR on March 5, 2026, in Post-Effective Amendment No. 272 on Form N-1A (File Nos. 33-31602 and 811-5950)

(c)	Instruments Defining Rights of Security Holders
1	Copy of Specimen Certificate for Shares of Beneficial Interest of the Registrant for Federated Tax-Free Trust, as filed on paper in Initial Registration Statement filed on December 27, 1978 on Form S-5 (File Nos. 2-63343 and 811-2891) [p]
2	Copy of Specimen Certificates for Shares of Beneficial Interest for Institutional Service Shares of Massachusetts Municipal Cash Trust; for Institutional Service Shares and Cash Series Shares of Pennsylvania Municipal Cash Trust; and for Institutional Service Shares of Virginia Municipal Cash Trust, as filed via EDGAR in Post-Effective Amendment No. 21 on Form N-1A on December 29, 1993 (File Nos. 33-31259 and 811-5911) [p]
3	Copy of Specimen Certificates for Shares of Beneficial Interest of the Registrant for Institutional Service Shares of Government Obligations Fund, Prime Obligations Fund, Tax-Free Obligations Fund and Treasury Obligations Fund, as filed via EDGAR in Post-Effective Amendment No. 7 on May 6, 1994 on Form N-1A (File Nos. 33-31602 and 811-5950)
4	Copy of Specimen Certificate for Shares of Beneficial Interest for Trust for U.S. Treasury Obligations as filed via EDGAR in Post-Effective Amendment No. 27 on November 25, 1994 on Form N-1A (File Nos. 2-65505 and 811-2951)
5	Copy of Specimen Certificate for Shares of Beneficial Interest for Institutional Shares of Pennsylvania Municipal Cash Trust as filed via EDGAR in Post-Effective Amendment No. 35 on May 19, 1995 on Form N-1A (File Nos. 33-31259 and 811-5911)
6	Copy of Specimen Certificate for Shares of Beneficial Interest for Institutional Capital Shares of Treasury Obligations Fund as filed via EDGAR in Post-Effective Amendment No. 22 on September 23, 1997 on Form N-1A (File Nos. 33-31602 and 811-5950)
7	Copy of Specimen Certificate for Shares of Beneficial Interest for Institutional Shares and Institutional Service Shares of California Municipal Cash Trust as filed on September 23, 1997 via EDGAR in Post-Effective Amendment No. 22 on Form N-1A (File Nos. 33-31259 and 811-5911)
As of September 1, 1997, Federated Securities Corp. stopped issuing share certificates

(d)	Investment Advisory Contracts
1	Conformed copy of the Investment Advisory Contract of the Registrant dated December 11, 1989, including Exhibits, Amendment and Limited Power of Attorney, as filed via EDGAR on March 5, 2026, in Post-Effective Amendment No. 272 on Form N-1A (File Nos. 33-31602 and 811-5950)
2	Conformed copy of the Investment Advisory Contract of the Registrant dated March 1, 1995, including Exhibit, Assignment, Amendment and Limited Power of Attorney, as filed via EDGAR on March 5, 2026, in Post-Effective Amendment No. 272 on Form N-1A (File Nos. 33-31602 and 811-5950)

(e)	Underwriting Contracts
Conformed copy of the Distributor’s Contract of the Registrant dated March 1, 1994, including Exhibits and Amendments, as filed via EDGAR on March 5, 2026, in Post-Effective Amendment No. 272 on Form N-1A (File Nos. 33-31602 and 811-5950)

(f)	Bonus or Profit Sharing Contracts
Not applicable

(g)	Custodian Agreements
1	Conformed copy of Amended and Restated Master Custodian Agreement dated March 1, 2017 by and between State Street Bank and Trust Company and the Registrant, including Appendix A, as filed via EDGAR on March 5, 2026, in Post-Effective Amendment No. 272 on Form N-1A (File Nos. 33-31602 and 811-5950)
2	Conformed copy of Amended and Restated Custodian Agreement dated June 7, 2005 by and between The Bank of New York and the Registrant, including Amendments and Exhibits, as filed via EDGAR on March 5, 2026, in Post-Effective Amendment No. 272 on Form N-1A (File Nos. 33-31602 and 811-5950)

(h)	Other Material Contracts

1	Services Agreement
(a)	Conformed copy of Services Agreement between Federated Advisory Services Company and Federated Investment Management Company dated January 1, 2004, including Schedule 1, as filed via EDGAR on March 5, 2026, in Post-Effective Amendment No. 272 on Form N-1A (File Nos. 33-31602 and 811-5950)
(b)	Conformed copy of the Second Amended and Restated Services Agreement, amended and restated as of December 1, 2001, between Federated Shareholder Services Company and the Registrant, including Schedule 1, as filed via EDGAR on March 5, 2026, in Post-Effective Amendment No. 272 on Form N-1A (File Nos. 33-31602 and 811-5950)

2	Transfer Agency Agreement
(a)	Conformed copy of the Transfer Agency Services Agreement between the Federated Hermes Funds and DST Asset Manager Solutions, Inc. dated June 1, 2022, including Schedule A, as filed via EDGAR on March 5, 2026, in Post-Effective Amendment No. 272 on Form N-1A (File Nos. 33-31602 and 811-5950)
(b)	Conformed copy of the Transfer Agency Services Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc., dated June 1, 2026	+

3	Administrative Services Agreement
Conformed copy of the Fifth Amended and Restated Agreement for Administrative Services between the Federated Funds and Federated Administrative Services dated September 1, 2025, including Exhibit A, as filed via EDGAR on March 5, 2026, in Post-Effective Amendment No. 272 on Form N-1A (File Nos. 33-31602 and 811-5950)

4	Financial Administration and Accounting Agreement
(a)	Conformed copy of the Financial Administration and Accounting Services Agreement between the Federated Funds and The Bank of New York Mellon dated March 1, 2011, as amended, including Schedule 1, as filed via EDGAR on March 5, 2026, in Post-Effective Amendment No. 272 on Form N-1A (File Nos. 33-31602 and 811-5950)
(b)	Conformed copy of the Financial Administration and Accounting Services Agreement between the Federated Funds and State Street Bank and Trust Company dated March 1, 2011, as amended, including Exhibit A, as filed via EDGAR on March 5, 2026, in Post-Effective Amendment No. 272 on Form N-1A (File Nos. 33-31602 and 811-5950)

(i)	Legal Opinion
1	Conformed copy of Opinion and Consent of Counsel as to legality of shares being registered, as filed via EDGAR on September 29, 1995 in Post-Effective Amendment No. 16 on Form N-1A (File Nos. 33-31602 and 811-5950)
2	Conformed Copy of Opinion and Consent of Counsel as to legality of shares being registered for Federated Hermes Money Market Management Digital Treasury Fund, as filed via EDGAR on March 5, 2026, in Post-Effective Amendment No. 272 on Form N-1A (File Nos. 33-31602 and 811-5950)

(j)	Other Opinions
1	Conformed copy of Consent of Independent Registered Public Accounting Firm Ernst & Young LLP	N/A
2	Conformed copy of Consent of Independent Registered Public Accounting Firm KPMG LLP	N/A

(k)	Omitted Financial Statements
Not Applicable

(l)	Initial Capital Agreements
Conformed copy of Initial Capital Understanding, as filed via EDGAR on September 29, 1995 in Post-Effective Amendment No. 16 on Form N-1A (File Nos. 33-31602 and 811-5950)

(m)	Rule 12b-1 Plan
Conformed copy of the Distribution Plan between certain classes of the Registrant and Federated Securities Corp., dated February 12, 2004, including Exhibits, as filed via EDGAR on March 5, 2026, in Post-Effective Amendment No. 272 on Form N-1A (File Nos. 33-31602 and 811-5950)

(n)	Rule 18f-3 Plan
Conformed copy of the Multiple Class Plan and all share class Exhibits as adopted by certain Federated investment companies offering separate classes of shares, as filed via EDGAR on March 5, 2026, in Post-Effective Amendment No. 272 on Form N-1A (File Nos. 33-31602 and 811-5950)

(o)	Powers of Attorney
1	Conformed copy of Power of Attorney of the Registrant dated January 1, 2025, as filed via EDGAR on May 16, 2025, in Post-Effective Amendment No. 265 on Form N-1A (File Nos. 33-31602 and 811-5950)
2	Conformed copy of Assistant Secretary’s Certificate dated February 20, 2026, as filed via EDGAR on March 5, 2026, in Post-Effective Amendment No. 272 on Form N-1A (File Nos. 33-31602 and 811-5950)

(p)	Codes of Ethics
Conformed copy of the Federated Hermes, Inc. Code of Ethics for Access Persons, effective November 13, 2024, as filed via EDGAR on March 5, 2026, in Post-Effective Amendment No. 272 on Form N-1A (File Nos. 33-31602 and 811-5950)

+	Exhibit is being filed electronically with registration statement
[p]	Exhibit filed on paper

Exhibit List for Inline Interactive Data File Submission.

Index No.	Description of Exhibit
EX-101.SCH	XBRL Taxonomy Extension Schema Document

Item 29. Persons Controlled by or Under Common Control with the Fund:
None

Item 30. Indemnification

Indemnification is provided to Officers and Trustees of the Registrant pursuant to the Registrant's Declaration of Trust, as amended. This includes indemnification against: (a) any liabilities or expenses incurred in connection with the defense or disposition of any action, suit or proceeding in which an Officer or Trustee may be or may have been involved; and (b) any liabilities and expenses incurred by an Officer or Trustee as a result of having provided personally identifiable information to a regulator or counterparty by or with whom the Registrant (or its series, as applicable) is regulated or engages in business to satisfy a legal or procedural requirement of such regulator or counterparty.

The Investment Advisory Contracts, and Sub-advisory Agreements as applicable, (collectively, “Advisory Contracts”) between the Registrant and the investment advisers, and sub-advisers as applicable, (collectively, “Advisers”) of its series, provide that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Advisory Contracts on the part of the Advisers, Advisers shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security.

The Registrant’s distribution contract contains provisions limiting the liability, and providing for indemnification, of the Officers and Trustees under certain circumstances.

Registrant's Trustees and Officers are covered by an Investment Trust Errors and Omissions Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust, as amended, or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees), Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust, as amended, or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust, as amended, or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Trustee or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 31. Business and Other Connections of Investment Adviser: Federated Investment Management Company is the Adviser.
For a description of the other business of the Investment Adviser, see the section entitled “Who Manages the Fund?” in Part A. The affiliations with the Registrant of two of the Trustees and 2 of the Officers of the Investment Adviser are included in Part B of this Registration Statement under "Who Manages and Provides Services to the Fund?" The remaining Trustees of the Investment Adviser and, in parentheses, their principal occupations are: Thomas R. Donahue, (Chief Financial Officer, Federated Hermes, Inc.), 1001 Liberty Avenue, Pittsburgh, PA, 15222-3779, John B. Fisher, (Vice Chairman, Federated Hermes, Inc.) 1001 Liberty Avenue, Pittsburgh, PA, 15222-3779 and James J. Gallagher, II, Partner, Morris James LLP, 3205 Avenue, N. Suite 100, Wilmington, DE 19803. The business address of each of the Officers of the Investment Adviser is 1001 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3779. These individuals are also officers of a majority of the Investment Advisers to the investment companies in the Federated Hermes Fund Complex described in Part B of this Registration Statement.
The Officers of the Investment Adviser are:
Chairman:	J. Christopher Donahue
President/ Chief Executive Officer:	John B. Fisher
Executive Vice Presidents:	Deborah A. Cunningham Anne H. Kruczek Robert J. Ostrowski Timothy G. Trebilcock
Senior Vice Presidents:

Todd Abraham

Jeremy Boughton

Mark E. Durbiano

Donald T. Ellenberger

Eamonn G. Folan

Richard J. Gallo

John T. Gentry

Kathryn P. Glass

Michael R. Granito

Lori A. Hensler

Susan R. Hill

William R. Jamison

Tracey L. Lusk

Judith J. Mackin

Christopher P. McGinley

Mary Jo Ochson

Ihab Salib

Michael W. Sirianni, Jr.

Nicholas S. Tripodes

Paige Wilhelm

Vice Presidents:

John Badeer

Patrick D. Benacci

Christopher S. Bodamer

G. Andrew Bonnewell

Hanan Callas

David B. Catalane, Jr.

Nicholas S. Cecchini

James Chelmu

Leslie Ciferno

Jerome Conner

Lee R. Cunningham, II

Gregory Czamara, V

B. Anthony Delserone, Jr.

Jason DeVito

Bryan Dingle

Ann Ferentino

Kevin M. Fitzpatrick

Timothy P. Gannon

James L. Grant

Brandon Ray Hochstetler

Nathan H. Kehm

Allen J. Knizner

Daniel James Mastalski

Robert J. Matthews

Karl Mocharko

Joseph M. Natoli

Nicholas Navari

Gene Neavin

Bob Nolte

Liam O’Connell

Bradley S. Payne

John Polinski

Rae Ann Rice

Braden Rotberg

Brian Ruffner

Thomas C. Scherr

John Scullion

John Sidawi

Paul Smith

Peter Snook

Kyle Stewart

Randal Stuckwish

Mary Ellen Tesla

Frank Tetlow

James Damen Thompson

Anthony A. Venturino

Patrick O. Watson

Mark Weiss

George B. Wright

Christopher Wu

John E. Wyda

Assistant Vice Presidents:

Patrick B. Cooper

Robert Gasior

Christopher David Herkins

Christopher F. Hopkins

Jeff J. Ignelzi

Bennett L. Lo

Corey Mergenthaler

Derek Allen Plaski

Patrick J. Reilly

Steven J. Slanika

Tyler R. Stenger

Sarah E. Swartz

Yifei Wang

Michael S. Wilson

Secretary:	G. Andrew Bonnewell
Assistant Secretaries:	Jonathan M. Lushko George F. Magera
Treasurer:	Thomas R. Donahue
Assistant Treasurers:	Autumn L. Favero Richard A. Novak
Chief Compliance Officer:	Stephen Van Meter

Item 32. Principal Underwriters:
(a)	Federated Securities Corp., the Distributor for shares of the Registrant, acts as principal underwriter for the following investment companies, including the Registrant:
Federated Hermes Adjustable Rate Securities Trust
Federated Hermes Adviser Series
Federated Hermes Core Trust
Federated Hermes Core Trust III
Federated Hermes Equity Funds
Federated Hermes ETF Trust
Federated Hermes Fixed Income Securities, Inc.
Federated Hermes Global Allocation Fund
Federated Hermes Government Income Trust
Federated Hermes High Yield Trust
Federated Hermes Income Securities Trust
Federated Hermes Index Trust
Federated Hermes Institutional Trust
Federated Hermes Insurance Series
Federated Hermes Intermediate Municipal Trust
Federated Hermes Investment Series Funds, Inc.
Federated Hermes Managed Pool Series
Federated Hermes MDT Series
Federated Hermes Money Market Obligations Trust
Federated Hermes Municipal Bond Fund, Inc.
Federated Hermes Municipal Securities Income Trust
Federated Hermes Premier Municipal Income Fund
Federated Hermes Project and Trade Finance Tender Fund
Federated Hermes Short-Intermediate Duration Municipal Trust
Federated Hermes Short-Intermediate Government Trust
Federated Hermes Strategic Dividend Growth Fund, Inc.
Federated Hermes Sustainable High Yield Bond Fund, Inc.
Federated Hermes Total Return Government Bond Fund
Federated Hermes Total Return Series, Inc.
Federated Hermes World Investment Series, Inc.

(b)
(1) Positions and Offices with Distributor	(2) Name	(3) Positions and Offices With Registrant
Executive Vice President, Assistant Secretary and Director:	Thomas R. Donahue
President and Director:	Paul Uhlman
Vice President and Director:	Peter J. Germain
Director:	Frank C. Senchak

(1) Positions and Offices with Distributor	(2) Name	(3) Positions and Offices With Registrant
Executive Vice Presidents:	Bryan M. Burke Charles L. Davis, Jr. Peter W. Eisenbrandt Anne H. Kruczek Solon A. Person Brian S. Ronayne
Senior Vice Presidents:

Irving Anderson

Jeff Antonacci

Marc J. Benacci

Christopher D. Berg

Daniel G. Berry

William Boarts

Jack Bohnet

Zachary James Bono

Edwin J. Brooks, III

Mark Carroll

Daniel P. Casey

Scott J. Charlton

James S. Conely

Michael DiMarsico

Jack C. Ebenreiter

Heather W. Froehlich

James Getz, Jr.

Erik Gosule

Dayna C. Haferkamp

Vincent L. Harper, Jr.

Bruce E. Hastings

Jeffrey S. Jones

Ryan W. Jones

Todd W. Jones

Philip L. Judson

Scott D. Kavanagh

Nicholas R. Kemerer

Michael Koenig

Edwin C. Koontz

Jane E. Lambesis

David M. Larrick

Michael Liss

Judith J. Mackin

Paul J. Magan

Brian McInis

Diane Marzula

Daniel Patrick McGrath

Richard C. Mihm

Vincent T. Morrow

John C. Mosko

Alec H. Neilly

Theodore A. Noethling, IV

James E. Ostrowski

Stephen Otto

Mark B. Patsy

Richard P. Paulson

Diane M. Robinson

Tom Schinabeck

Peter C. Siconolfi

Bradley W. Smith

John A. Staley

Mark J. Strubel

Jonathan P. Sullivan

David A. Wasik

G. Walter Whalen

Brian R. Willer

Lewis C. Williams

Theodore E. Williams

James J. Wojciak

Michael Wolff

Daniel R. Wroble

Erik Zettlemayer

Vice Presidents:

Frank Amato

Paul Anderson

Neil Benjamin Apfelbaum, II

Catherine M. Applegate

Jeff D. Aronsohn, Jr.

Kenneth C. Baber

Justin A. Bard

Raisa E. Barkaloff

Joshua W. Billiel

Matthew A. Boyle

Thomas R. Brown

Dan Casey

Edward R. Costello

Stephen J. Costlow

Mary Ellen Coyne

Casey Curtin

Caitlyn (Grande) D’Alessandro

David G. Dankmyer

Christopher T. Davis

Lori J. Defilippi

Charles R. Ebbs

Mark A. Flisek

Maya Gorokhovskiy (Ferd)

David D. Gregoire

Raymond J. Hanley

Adam Michele Heurich

George M. Hnaras

Scott A. Holick

Michael Honer

Christopher Jackson

Timothy H. Johnson

Andrew R. Kehler

Scott Robert Kelley

Patrick Kelly

Robert H. Kern

Shawn E. Knutson

Andrew Paul Larson

John S. Larson

Anthony W. Lennon

Justin Levy

John P. Liekar

Jonathan Lipinski

Alexi A. Maravel

Thomas Andrew Marik

Stephen R. Massey

Meghan McAndrew

Catherine McGee

Samuel McGowan

Michael Meehan

Mark J. Murphy

Marcus Persichetti

Luke Anthony Raffa

Max E. Recker

Emory Redd

Ionnis (Yiannis) Repoulis

Kaitlyn Ross

John R. Rush

Melissa R. Ryan

John Shrewsbury

Justin J. Slomkowski

Derrick Stancick

Jason Straker

Gregory Tzanoukakis

Scott A. Vallina

James M. Wagner

David Wasik

Jennifer M. Weaver

Littell Wilson Jr.

Assistant Vice Presidents:

Debbie Adams-Marshall

Matthew Alan Cichowicz

Courtney Comstock

Adina Davis

Katlyn Alexis Davis

Christopher DiBartolomeo

Madison Dischinger

Rebecca R. Donahue

Michelle Ausefski Doyle

Andrew Druckenbroad

Lucie Gordon

Elizabeth Krah Graner

Kristen C. Kiesling

Katerina Alexandra Kotulak

Leah Kaitlin Leitzel

Clara L. Matvey

Jennifer M. McSorley

Patrick Joseph O’Reilly

David J. Pallof, Jr.

Carol Anne Sheppard

Laura Vickerman

Rita L. Willis

Secretary:	Kary A. Moore
Assistant Secretaries:	Thomas R. Donahue
George F. Magera
Treasurer:	Richard A. Novak
Assistant Treasurer:	Autumn L. Favero
Chief Compliance Officer:	Stephen Van Meter

(c)	Not Applicable

Item 33. Location of Accounts and Records:
All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 promulgated thereunder are maintained at one of the following locations:
Registrant	Federated Hermes Funds 4000 Ericsson Drive Warrendale, PA 15086-7561 (Notices should be sent to the Agent for Service at the address listed on the facing page of this filing.)
Federated Administrative Services (Administrator)	1001 Liberty Avenue Pittsburgh, PA 15222-3779
Federated Securities Corp. (Distributor)	1001 Liberty Avenue Pittsburgh, PA 15222-3779
Federated Investment Management Company (Adviser)	1001 Liberty Avenue Pittsburgh, PA 15222-3779
Federated Advisory Services Company (Adviser)	1001 Liberty Avenue Pittsburgh, PA 15222-3779
SS&C GIDS, Inc. (Transfer Agent and Dividend Disbursing Agent)	P.O. Box 219318 Kansas City, MO 64121-9318
State Street Bank and Trust Company (Custodian)	1 Iron Street Boston, MA 02110
The Bank of New York Mellon (Transfer Agent and Dividend Disbursing Agent)	240 Greenwich Street New York, NY 10286

Item 34. Management Services: Not applicable.

Item 35. Undertakings:
Registrant hereby undertakes to comply with the provisions of Section 16(c) of the 1940 Act with respect to the removal of Trustees and the calling of special shareholder meetings by shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Federated Hermes Money Market Obligations Trust certifies that it meets all of the requirements for effectiveness of this Amendment to its Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 1st day of June, 2026.

FEDERATED HERMES MONEY MARKET OBLIGATIONS TRUST
BY: /s/ George F. Magera George F. Magera, Assistant Secretary
Pursuant to the requirements of the Securities Act of 1933, this Amendment to its Registration Statement has been signed below by the following person in the capacity and on the date indicated:

NAME	TITLE	DATE
BY: /s/ George F. Magera George F. Magera, Assistant Secretary	Attorney In Fact For the Persons Listed Below	June 1, 2026
J. Christopher Donahue*	President and Trustee (Principal Executive Officer)
Thomas R. Donahue*	Trustee
Jeremy D. Boughton*	Treasurer (Principal Financial Officer/Principal Accounting Officer)
John G. Carson*	Trustee
G. Thomas Hough*	Trustee
Karen L. Larrimer*	Trustee
Max Miller*	Trustee
Frank J. Nasta*	Trustee
Thomas O’Neill*	Trustee
Madelyn A. Reilly*	Trustee
John S. Walsh*	Trustee
*By Power of Attorney